                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                               --------------

                                 SCHEDULE TO-T/A

                                 (Rule 14d-100)

    Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1) of
                       the Securities Exchange Act of 1934

                                (Amendment No. 3)

                            CHEAP TICKETS, INC.
                       (Name of Subject Company (issuer))

                       Diamondhead Acquisition Corporation

                               Cendant Corporation

                      (Names of Filing Persons (Offerors))

                               --------------

                  Common Stock, par value $0.001 per Share

                        (Titles of Classes of Securities)

                               --------------

                                   151310
                   (CUSIP Number of Class of Securities)

                           James E. Buckman, Esq.
                        Vice Chairman and General Counsel

                               Cendant Corporation

                               9 West 57th Street

                            New York, New York 10019

                                 (212) 413-1800

          (Name, address and telephone number of person authorized
             to receive notices and communications on behalf of
                             the filing person)

                                   Copies to:

          Kenton J. King, Esq.                         Eric J. Bock
Skadden, Arps, Slate, Meagher & Flom LLP       Senior Vice President, Law and
     525 University Ave., Suite 1100               Corporate Secretary
       Palo Alto, California 94301                 Cendant Corporation
             (650) 470-4500                         9 West 57th Street
                                                 New York, New York 10019
                                                      (212) 413-1800


                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------

     Transaction Valuation*                      Amount of Filing Fee**
          $406,241,791                                  $81,249



* Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 23,299,413 shares of common stock of Cheap Tickets, Inc. at the tender offer price of $16.50 per share of common stock. The transaction value also includes the offer price of $16.50 less $11.16, which is the average exercise price of outstanding options, multiplied by 2,652,698, the estimated number of options outstanding. The transaction value further includes the offer price of $16.50 less $11.805, which is the exercise price of outstanding warrants, multiplied by 1,626,426, the number of warrants outstanding.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $81,249     Filing Parties:  Diamondhead Acquisition
                                                       Corporation and
                                                       Cendant Corporation

Form or Registration No.: SC TO-T     Date Filed:      August 23, 2001

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third-party tender offer subject to Rule 14d-1.
[_]      issuer tender offer subject to Rule 13e-4.
[_]      going-private transaction subject to Rule 13e-3.
[_]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer:

[_]

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         This Amendment No. 3 (the "Amendment") amends and supplements the
Tender Offer Statement on Schedule TO (the "Schedule TO"), as amended through the date hereof, filed initially with the Securities and Exchange Commission on August 23, 2001 by Diamondhead Acquisition Corporation (the "Purchaser"), a Delaware corporation, and Cendant Corporation ("Parent"), a Delaware corporation, relating to the third-party tender offer by the Purchaser to purchase all issued and outstanding shares of common stock, par value $0.001 per share (the "Shares"), of Cheap Tickets, Inc., a Delaware corporation (the "Company"), at $16.50 per share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 23, 2001 and filed as Exhibit (a)(1)(A) to the Schedule TO (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Items 1, 4 and 11.

         Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to add the following:

         "On September 24, 2001, the Purchaser issued a press release announcing that it has extended its offer to purchase, for $16.50 per share, all outstanding shares of common stock of the Company until midnight, Friday, October 5, 2001. The Offer had previously been scheduled to expire on September 21, 2001. Based on information provided by the Depositary to Parent, as of midnight on Friday, September 21, 2001, stockholders of the Company had tendered into the offer 20,364,798 shares of Company common stock, which represents approximately 86% of the Company's outstanding common stock. The Depositary has also advised Parent that notices of guaranteed delivery have been received in respect of approximately three million shares. A copy of the press release is filed as Exhibit (a)(1)(L) and is incorporated herein by reference. The letter dated September 23, 2001 from Samuel L. Katz of Cendant Corporation to Sam E. Galeotos of Cheap Tickets, pursuant to which Parent and Purchaser exercised their rights to extend the Offer, is filed as Exhibit (a)(1)(M) and is incorporated herein by reference."


Item 12.  Exhibits.

         Item 12 is hereby amended and supplemented to add the following exhibits:

"(a)(1)(L) Press Release issued by Parent, dated September 24, 2001."

"(a)(1)(M) Letter dated September 23, 2001 from Samuel L. Katz of Cendant Corporation to Sam E. Galeotos of Cheap Tickets."


                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      DIAMONDHEAD ACQUISITION CORPORATION


                                   By:    /s/ Eric J. Bock
                                          -------------------------------------
                                   Name:  Eric J. Bock

                                   Title: Senior Vice President and Secretary


                                      CENDANT CORPORATION



                                   By:     /s/ Eric J. Bock
                                           ------------------------------------
                                   Name:   Eric J. Bock
                                   Title:  Senior Vice President, Law and

                                           Corporate Secretary